HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Six months ended June 30	2012 (1)	2012 (2)	2011 (1)	2011 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$41,213	$44,688	$47,066	$52,046
Interest component of rentals	3,464	3,464	2,281	2,281
Pretax preferred stock dividend requirements of subsidiaries	1,481	1,481	1,445	1,445

Total fixed charges	$46,158	$49,633	$50,792	$55,772

Earnings
Pretax income from continuing operations	$121,238	$121,238	$85,407	$85,407
Fixed charges, as shown	46,158	49,633	50,792	55,772
Interest capitalized	(1,763)	(1,763)	(1,073)	(1,073)

Earnings available for fixed charges	$165,633	$169,108	$135,126	$140,106

Ratio of earnings to fixed charges	3.59	3.41	2.66	2.51

Years ended December 31	2011 (1)	2011 (2)	2010 (1)	2010 (2)	2009 (1)	2009 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$87,592	$96,575	$87,191	$101,887	$85,827	$119,873
Interest component of rentals	4,757	4,757	4,282	4,282	5,339	5,339
Pretax preferred stock dividend requirements of subsidiaries	2,914	2,914	3,001	3,001	2,868	2,868

Total fixed charges	$95,263	$104,246	$94,474	$109,170	$94,034	$128,080

Earnings
Pretax income from continuing operations	$214,162	$214,162	$181,357	$181,357	$126,934	$126,934
Fixed charges, as shown	95,263	104,246	94,474	109,170	94,034	128,080
Interest capitalized	(2,498)	(2,498)	(2,558)	(2,558)	(5,268)	(5,268)

Earnings available for fixed charges	$306,927	$315,910	$273,273	$287,969	$215,700	$249,746

Ratio of earnings to fixed charges	3.22	3.03	2.89	2.64	2.29	1.95

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(continued)

Years ended December 31	2008 (1)	2008 (2)	2007 (1)	2007 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$120,083	$181,566	$156,575	$238,454
Interest component of rentals	5,354	5,354	5,367	5,367
Pretax preferred stock dividend requirements of subsidiaries	2,894	2,894	2,899	2,899

Total fixed charges	$128,331	$189,814	$164,841	$246,720

Earnings
Pretax income from continuing operations	$139,256	$139,256	$131,057	$131,057
Fixed charges, as shown	128,331	189,814	164,841	246,720
Interest capitalized	(3,741)	(3,741)	(2,552)	(2,552)

Earnings available for fixed charges	$263,846	$325,329	$293,346	$375,225

Ratio of earnings to fixed charges	2.06	1.71	1.78	1.52

(1)                     Excluding interest on ASB deposits.

(2)                     Including interest on ASB deposits.

(3)                     Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.